

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 1, 2017

Paul Mathieson
President and Chief Executive Officer
IEG Holdings Corporation
6160 West Tropicana Ave., Suite E-13
Las Vegas, NV 89103

> **Re: IEG Holdings Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed April 18, 2017**
> **File No. 333-215442**

Dear Mr. Mathieson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2017 letter.

Information about IEG Holdings

Additional Information Regarding Our Loan Portfolio, page 66

1.   We note your response to comment 6 and related additional disclosures in the filing. We note the roll forward of your loan receivables, portfolio yield, delinquency summary, and contractual loan maturity disclosures were only provided as of, or for the period ended December 31, 2016. As requested in our initial comment, please revise to provide the same disclosures for 2015 as well.

2.   We note your response to comment 6 and related additional disclosures in the filing. Please revise to provide additional discussion and reasons for your "more conservative internal charge-off policy in 2016 with some charge-offs being brought forward earlier in

2016 as compared to the policy in 2015." Please ensure your charge-off policies disclosed in the summary of significant accounting policies in the notes to your financial statements accurately describe your charge-off policies for each of the periods presented.

Corporate History, page 73

3.   We note your response to comment 7 and your revised disclosure regarding your rationale for ceasing your operations in Australia in 2012. Please provide us with a summary of the material terms of the stop order issued by the Australian Securities & Investments Commission that prevented you from engaging in certain securities transactions, as noted in a July 12, 2012 article in The Australian. Please tell us whether this order impacted your decision to exit the Australian market and, as necessary, please revise your disclosure.

You may contact H. Stephen Kim, Assistant Chief Accountant, at (202) 551-3291, or Michael Volley, Staff Accountant, at (202) 551-3437, if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107, Nicholas Panos, Senior Special Counsel – Office of Mergers and Acquisitions, at (202) 551-3266 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services